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                               April 26, 2024

       Jordan Kovler
       Chief Executive Officer
       Greenidge Generation Holdings Inc.
       135 Rennell Drive, 3rd Floor
       Fairfield, CT 06890

                                                        Re: Greenidge
Generation Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 10,
2024
                                                            File No. 333-278600

       Dear Jordan Kovler:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-3 filed April 10, 2024

       Selling Stockholder, page 8

   1. Please tell us whether the Selling Stockholder is a broker-dealer or an affiliate of a broker-
                                                        dealer. If the Selling
Stockholder is a broker-dealer or an affiliate of a broker-
                                                        dealer, please revise
your disclosure to state that the Selling Stockholder is an underwriter, unless the Selling
Stockholder received its securities as compensation for investment banking services. In
addition, in connection with a Selling Stockholder who is an affiliate of a broker-dealer,
please disclose if true, that:
                                                            the Selling
Stockholder purchased the shares being registered for resale in the ordinary course of
business; and
                                                            at the time of the
purchase, the Selling Stockholder had no agreements or
                                                             understandings,
directly or indirectly, with any person to distribute the securities.
                                                        If you are unable to
make these representations, please disclose that the Selling
                                                        Stockholder is an
underwriter.
 Jordan Kovler
Greenidge Generation Holdings Inc.
April 26, 2024
Page 2
Documents Incorporated By Reference, page 23

2. We note that you have incorporated by reference your Form 10-K for the fiscal year ended
         December 31, 2023 and that your Form 10-K incorporates by reference to your definitive proxy statement. However, you have not filed your definitive proxy statement on
         Schedule 14A. Please amend your Form 10-K to include the Part III information or file your proxy statement prior to effectiveness.
3. We note that page 60 of your Form 10-K for the fiscal year ended December 31, 2023 included key metrics regarding revenue and costs. Please revise your disclosure to include a breakeven analysis for your mining operations that compares the cost to earn/mine bitcoin with the value of bitcoin. Please also revise to provide more information on your mining equipment, including the age of your mining equipment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Austin Stanton at 202-551-2197 or Lulu Cheng at 202-551-3811 with any other questions.



FirstName LastNameJordan Kovler                               Sincerely,
Comapany NameGreenidge Generation Holdings Inc.
                                                              Division of
Corporation Finance
April 26, 2024 Page 2                                         Office of Crypto
Assets
FirstName LastName